Exhibit 1

Cemex reports record quarterly EBITDA with

significant margin recovery

Monterrey, Mexico. July 27, 2023 – Cemex reported second quarter of 2023 results today with a 10% growth in Sales and 29% growth in EBITDA, and EBITDA Margin expanding by 3.3pp to 21.1%. With these results, Cemex is close to its goal of recovering 2021 margins, set in 2022 in response to unprecedented inflation.

The improvement in EBITDA across all regions reflects not only the success of Cemex’s pricing strategy and decelerating input cost inflation but also the incremental contribution from its growth investments portfolio and expanding Urbanization Solutions business.

Cemex’s growth strategy, introduced in 2020, focuses on bolt-on and margin enhancement investments across its four core businesses, mainly in developed markets. Cemex’s Urbanization Solutions business, Cemex’s newest core business and a primary beneficiary of these investments, has been growing at a 20% compound annual growth rate since its launch in 2019. Urbanization Solutions now represents 9% of Cemex’s consolidated EBITDA. During the second quarter, the incremental EBITDA from growth investments and Urbanization Solutions business was close to US$50 million dollars versus the same period of the previous year.

“The success of our pricing strategy, bolt-on investments, and Urbanization Solutions business, as well as decelerating cost inflation, are driving what is shaping up to be a very strong year for our company,” said Fernando A. González, CEO of Cemex. “One of our main priorities has been to recover 2021 margins, and we are getting very close. Our growth investment strategy and our Urbanization Solutions business are ramping up nicely and contributing to profitability in a meaningful way. Beyond our financial results, we continue progressing on the ambitious carbon reduction and circularity commitments of our Future in Action program, remaining on the path to becoming a net-zero CO2 company by 2050.”

Cemex’s Consolidated 2023 Second Quarter Financial and Operational Highlights

•	Net Sales increased 10% to US$4,566 million.

•	Operating EBITDA increased 29% to US$961 million.

•	EBITDA margin of 21.1%, taking the company closer to its strategic priority of recovering margins to 2021 levels.

•	Free Cash Flow after Maintenance Capital Expenditures was US$278 million, US$124 million higher YoY.

•	Year-over-year reduction of 4.4% in CO2 levels in first half of 2023 vs the same period last year.

•	Leverage ratio at 2.45x, the lowest level since Cemex started measuring the metric in 2009 in connection with the signing of its syndicated bank facility.

•	Incremental EBITDA contribution of US$46 million from growth investments and Urbanization Solutions.

•	Increase of 26% in EBITDA from Urbanization Solutions business.

Geographical Markets 2023 Second Quarter Highlights

•	Net Sales in Mexico increased 14% in the second quarter, to US$1,298 million, while Operating EBITDA increased 9% to US$399 million. EBITDA margin declined 1.3pp to 30.8%.

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Cemex’s operation in the United States reported a record quarter, with EBITDA growing 87%, reaching US$303 million. Net Sales increased 10% to US$1,420 million while EBITDA Margin increased 8.8pp to 21.3%.

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In the Europe, Middle East, Africa, and Asia region, Net Sales increased 6% in the Second Quarter, to US$1,354 million. Operating EBITDA was US$212 million, 11% higher, while EBITDA Margin increased 0.8pp to 15.7%.

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Cemex’s operations in South, Central America, and the Caribbean region, reported Net Sales of US$447 million in the Second Quarter, an increase of 10%, while Operating EBITDA grew 15% to US$112 million. EBITDA Margin increased 1.4pp, to 25.1%.

Note: All percentage variations related to Net Sales and EBITDA are on a like-to-like basis for the ongoing operations and for foreign exchange fluctuations compared to the same period of last year.

About Cemex

Cemex, S.A.B. de C.V. (“Cemex”) (NYSE: CX) is a global construction materials company that is building a better future through sustainable products and solutions. Cemex is committed to achieving carbon neutrality through relentless innovation and industry-leading research and development. Cemex is at the forefront of the circular economy in the construction value chain and is pioneering ways to increase the use of waste and residues as alternative raw materials and fuels in its operations with the use of new technologies. Cemex offers cement, ready-mix concrete, aggregates, and urbanization solutions in growing markets around the world, powered by a multinational workforce focused on providing a superior customer experience, enabled by digital technologies. For more information, please visit: www.cemex.com

Contact information

Analyst and Investor Relations - Monterrey

Fabián Orta

+52 (81) 8888-4327

ir@cemex.com

Analyst and Investor Relations - New York

Scott Pollak

+1 (212) 317-6011

ir@cemex.com

Media Relations

Jorge Pérez

+52 (81) 8259-6666

jorgeluis.perez@cemex.com

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This press release contains, and the reports we will file or furnish in the future may contain, forward-looking statements within the meaning of the U.S. federal securities laws. Cemex intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. These forward-looking statements reflect Cemex’s current expectations and projections about future events based on Cemex’s knowledge of present facts and circumstances, and assumptions about future events, as well as Cemex’s current plans based on such facts and circumstances, unless otherwise indicated. These statements necessarily involve risks, uncertainties, and assumptions that could cause actual results to differ materially from Cemex’s expectations, including, among others, risks, uncertainties, and assumptions discussed in Cemex’s most recent annual report and detailed from time to time in Cemex’s other filings with the Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores), which factors are incorporated herein by reference, which if materialized could ultimately lead to Cemex’s expectations, expected results, and/or projections expressed in this press release not being reached and/or producing the expected benefits and/or results. Forward-looking statements should not be considered guarantees of future performance, nor the results or developments are indicative of results or developments in subsequent periods. Actual results of Cemex’s operations and the development of market conditions in which Cemex operates, or other circumstances or assumptions suggested by such statements may differ materially from those described in, or suggested by, the forward-looking statements contained herein. These factors may be revised or supplemented and the information contained in this press release and the report referenced herein is subject to change without notice, but Cemex is not under, and expressly disclaims, any obligation to update or correct this press release or revise any forward-looking statement contained herein, whether as a result of new information, future events or otherwise, or to reflect the occurrence of anticipated or unanticipated events or circumstances. Any or all of Cemex’s forward-looking statements may turn out to be inaccurate. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. The content of this press release is for informational purposes only, and you should not construe any such information or other material as legal, tax, investment, financial, or other advice. Readers must consult their own legal adviser, investment adviser, financial adviser, or tax adviser for legal, investment, financial, or tax advice, as appropriate.